DANIEL H. LUCIANO
------------
ATTORNEY AT LAW
242 A WEST VALLEY BROOK ROAD
CALIFON, NEW JERSEY 07830

MEMBER TEXAS AND	TELEPHONE:	908-832-5546
NEW JERSEY BARS	FACSIMILE:	908-832-9601

February 8, 2016

Securities and Exchange Commission
Washington, DC 20548
Attn: John Stickel

Re: GRCR Partners, Inc.
Registration Statement on Form S-1
Filed December 31, 2015
File No. 333-208814

On behalf of our client, GRCR Partners, Inc. (the “Company”), we are filing herewith an Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2015, (collectively, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated January 22, 2016 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

Prospectus Summary, page 7

1. Please disclose in the prospectus summary that you are a development stage company. Please also disclose your monthly burn rate and when you would anticipate running out of funds assuming no shares are sold in this offering. We also note that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please disclose this in the prospectus summary.

Company Response: In response to the Staff’s comment, the requested information has been included in Page 7 of the Amendment.

Our sole officer and director intends to devote only part time efforts to our business, page 10

2. Please briefly identify and discuss the outside business activities of your sole officer and discuss any specific potential conflicts of interest.
Company Response:   In response to the Staff’s comment, the requested information has been included in Page  10 of the Amendment.

Use of Proceeds, page 15

GRCR Partners, Inc.
Securities and Exchange Commission

3. We note your disclosure in the paragraph preceding the table, that the table sets forth the uses of proceeds assuming the sale of 100%, 75%, 50% and “10%” respectively. Please reconcile this with the table itself which appears to set for the uses of proceeds assuming the sale of 100%, 75%, 50% and “25%”.

Company Response: In response to the Staff’s comment, please see the chnage on Page 15 of the Amendment.

 Management’s Discussion and Analysis, page 21

4. Reference is made to your emerging growth company disclosures. We note on page 21 that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 107(b)(1) of the JOBS Act. However, on page 23, you disclose that you have chosen to opt out of this extended transition period. Please reconcile the disclosures accordingly.

Company Response: In response to the Staff’s comment, the “opt out” text was deleted in the Amendment as it was in error.

Our Operations and Strategy, page 21

5. In the discussion of each of your planned activities, please include specific information regarding each material event or step required to pursue each of your planned activities, and the timelines and associated costs accompanying each proposed step in your business plan. For example, please discuss the costs to issue your first Internet marketing campaign, and the material steps, timeline and costs to complete Version 1.0 of your CAP platform.

Company Response: In response to the Staff’s comment, the requested information has been included on Page 22 of the Amendment.

6. We note your disclosure that by July 2016 you are targeting to have over 75 identified GRCR service providers and 10 independent subject-matter-expert consultants. Consistent with your disclosure on page 34, please disclose here that you currently rely on only one service provider and have not yet engaged any independent subject-matter- experts. If material, please also include risk factor disclosure regarding your current reliance on one third-party service provider.

Company Response: In response to the Staff’s comment, the requested information has been included in Page 22 of the Amendment. As indicated in our response, management believes that there are other services providers capable of providing similar services for the Company. Consequently, the Company does not consider the loss of this service provider material and did not include an associated risk factor.

Directors, Executive Officers, Promoter and Control Persons, page 36

7. We note your disclosure that Mr. Conrad “was” Senior Vice President of OC Insurance Services, LLC. Please reconcile this statement with the disclosure that this has been his employment from 2010 to the “[p]resent.”

Company Response: In response to the Staff’s comment, the requested change has been included in Page 38 of the Amendment.

Description of Capital Stock, page 41

GRCR Partners, Inc.
Securities and Exchange Commission

8. We note your disclosure here that you had 17,000,000 shares of common stock issued and outstanding at September 30, 2015. Please update here to include the 347,500 shares of common stock that were issued to counsel for legal service on December 23, 2015.

Company Response: In response to the Staff’s comment, the requested change has been included on Page 42 of the Amendment.

Notes to the Financial Statements

9. Please disclose when your fiscal year ends for financial statement purposes.

Company Response: In response to the Staff’s comment, the requested date has been included in Note 2 to the Financial Statements.

Item 16 Exhibits, page F-13

10. Please file the legal opinion with your next amendment.

Company Response:  In response to the Staff’s comment, the requested opinion has been included as an Exhibit to the Amendment.

Exhibit 23.1 Accountants Consent

11. Please include the date of the accountants’ consent in the next amendment.

Firm Response:   In response to the Staff’s comment, the requested consent has been included as an Exhibit to the Amendment.

Please advise the undersigned as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (908) 832-5546.  Thank you in advance for your courtesy and cooperation.

Sincerely,

/s/ Daniel H. Luciano
Daniel H. Luciano